UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AT HOME GROUP INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04650Y 100

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04650Y100	13G/A

1	Names of Reporting Persons GEOFFREY G. CLARK

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,293,997 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,293,997 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,293,997 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 9.9% (2)

12	Type of Reporting Person (See Instructions) IN

(1)  See Item 4 below.

(2)  Based on 63,609,684 shares of common stock outstanding as of December 31, 2018, as reported in the Schedule 13G/A filed by AEA Investors 2006 Fund L.P., AEA Investors 2006 Fund II L.P., AEA Investors Partners 2006 L.P., AEA Management (Cayman) Ltd., AEA Investors LP, GRD Holding LP, GRD Holding GP LLC, GRD Holding-A LP, GRD Holding-A LLC, GRD Holding AEA LLC, AEA Investors 2006 Participant Fund LP, AEA Investors 2006 QP Participant Fund LP, AEA Investors 2006 PF LLC, AEA Management LLC and Dr. John L. Garcia, filed with the Securities and Exchange Commission on February 14, 2019 (the “AEA Schedule 13G/A”).

CUSIP No. 04650Y100	13G/A

1	Names of Reporting Persons SPH GRD Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 924,692 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 924,692 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 924,692 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 1.5% (2)

12	Type of Reporting Person (See Instructions) IA

(1)  See Item 4 below.

(2)  Based on 63,609,684 shares of common stock outstanding as of December 31, 2018, as reported in the AEA Schedule 13G/A.

CUSIP No. 04650Y100	13G/A

1	Names of Reporting Persons Starr Investment Fund II, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 4,970,641 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,970,641 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,970,641 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 7.8% (2)

12	Type of Reporting Person (See Instructions) IA

(1)  See Item 4 below.

(2)  Based on 63,609,684 shares of common stock outstanding as of December 31, 2018, as reported in the AEA Schedule 13G/A.

CUSIP No. 04650Y100	13G/A

1	Names of Reporting Persons Starr Investment Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,293,997 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,293,997 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,293,997 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 9.9% (2)

12	Type of Reporting Person (See Instructions) IA

(1)  See Item 4 below.

(2)  Based on 63,609,684 shares of common stock outstanding as of December 31, 2018, as reported in the AEA Schedule 13G/A.

CUSIP No. 04650Y100	13G/A

1	Names of Reporting Persons SPH CAV I, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 398,664 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 398,664 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 398,664 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 0.6% (2)

12	Type of Reporting Person (See Instructions) IA

(1)  See Item 4 below.

(2)  Based on 63,609,684 shares of common stock outstanding as of December 31, 2018, as reported in the AEA Schedule 13G/A.

Item 1 (a).	Name of Issuer: At Home Group Inc.
Item 1 (b).	Address of Issuer’s Principal Executive Offices: 1600 East Plano Parkway, Plano, Texas 75074, USA

Item 2 (a).

Name of Person Filing:
This Schedule 13G/A is being filed on behalf of the following persons (collectively, the “Reporting Persons”):*

(i) Geoffrey G. Clark;

(ii) SPH GRD Holdings, LLC;

(iii) Starr Investment Fund II, LLC;

(iv) Starr Investment Holdings, LLC.

(v)  SPH CAV I, LLC

The Reporting Persons entered into a joint filing agreement, dated as of February 14, 2019, a copy of which is filed as Exhibit 99.1 to this Schedule 13G/A, pursuant to which such Reporting Persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Act of 1934.

*Neither the present filing nor anything contained herein shall be construed as an admission that two or more Reporting Persons constitute a “person” for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 2 (b).

Address of Principal Business Office or, if none, Residence:
The address for each of:

Geoffrey G. Clark

SPH GRD Holdings, LLC

Starr Investment Fund II, LLC

Starr Investment Holdings, LLC

SPH CAV I, LLC

is 399 Park Avenue, 17th Floor, New York, NY 10022, USA

Item 2 (c).	Citizenship: Citizenship is set forth in Row 4 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.
Item 2 (d).	Title of Class of Securities: Common Stock, par value $0.01 per share.
Item 2 (e).	CUSIP Number: 04650Y100

Item 3.
Not applicable as this Schedule 13G/A is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934.

Item 4.	Ownership:

The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons. As of December 31, 2018, each of the Reporting Persons beneficially owned the number and percentage of issued and outstanding shares of common stock of At Home Group Inc. (the “Company”) listed opposite its or his name:

Reporting Person	Number of Shares Beneficially Owned		Percent of Class (a)

Geoffrey G. Clark	6,293,997	(b)	9.9%
SPH GRD Holdings, LLC	924,692	(c)	1.5%
Starr Investment Fund II, LLC	4,970,641	(d)	7.8%
Starr Investment Holdings, LLC	6,293,997	(e)	9.9%
SPH CAV I, LLC	398,664	(f)	0.6%

(a) Based on 63,609,684 shares of common stock outstanding as of December 31, 2018.
(b)

Mr. Geoffrey G. Clark is the Senior Managing Director of Starr Investment Holdings, LLC. Mr. Clark may be deemed to have voting power and dispositive power with respect to shares of the shares of the Company’s common stock that are beneficially owned by Starr Investment Holdings, LLC, but Mr. Clark disclaims beneficial ownership of such shares.

(c)

SPH GRD Holdings, LLC is the direct stockholder of the shares, which are beneficially owned by Starr Investment Holdings, LLC. SPH GRD Acquisition Partners, LLC, which is controlled by Starr Investment Holdings, LLC, is the sole owner of SPH GRD Holdings, LLC. Geoffrey G. Clark may be deemed to have voting power and dispositive power with respect to shares of the Company’s common stock that are beneficially owned by Starr Investment Holdings, LLC, but Mr. Clark disclaims beneficial ownership of such shares.

(d)

Starr Investment Fund II, LLC is the direct stockholder of the shares, which are beneficially owned by Starr Investment Holdings, LLC. Geoffrey G. Clark may be deemed to have voting power and dispositive power with respect to shares of the Company’s common stock that are beneficially owned by Starr Investment Holdings, LLC, but Mr. Clark disclaims beneficial ownership of such shares.

(e)

SPH GRD Holdings, LLC, SPH CAV I, LLC and Starr Investment Fund II, LLC are the direct stockholders of the shares, which are beneficially owned by Starr Investment Holdings, LLC. Geoffrey G. Clark may be deemed to have voting power and dispositive power with respect to shares of the Company’s common stock that are beneficially owned by Starr Investment Holdings, LLC, but Mr. Clark disclaims beneficial ownership of such shares.

(f)

SPH CAV I, LLC is the direct stockholder of the shares, which are beneficially owned by Starr Investment Holdings, LLC. SPH CAV I, LLC is a member of SPH GRD Acquisition Partners, LLC, which is controlled by Starr Investment Holdings, LLC. Geoffrey G. Clark may be deemed to have voting power and dispositive power with respect to shares of the Company’s common stock that are beneficially owned by Starr Investment Holdings, LLC, but Mr. Clark disclaims beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Each of Starr Investment Fund II, LLC (“Starr II”) and SPH GRD Holdings, LLC (“Starr” and, together with Starr II, the “Starr Funds”) is a party to a Second Amended and Restated Stockholders’ Agreement, dated as of July 22, 2016 (the “Stockholders Agreement”), among the Company, GRD Holding LP (“GRD Holding”), GRD Holding-A LP (“GRD Holding-A”) and GRD Holding AEA LLC (“GRD Holding AEA” and, together with GRD Holding and GRD Holding-A, the “AEA Funds”).  The Starr Funds and the AEA Funds are party to a Coordination Agreement, dated as of July 22, 2016 (the “Coordination Agreement”).  The Coordination Agreement contains, among other things, certain tag-along rights for the Starr Funds and AEA Funds in the event that the other party undertakes a private sale of shares of the Company’s stock, subject to certain conditions.

The aggregate number of shares of common stock beneficially owned collectively by the AEA Funds and Starr Funds, based on available information, is approximately 16,830,501 shares, which represents approximately 26.5% of the outstanding common stock of the Company. The Starr Funds disclaim beneficial ownership of any shares of common stock held by the AEA Funds.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

GEOFFREY G. CLARK

	By:	/s/ Geoffrey G. Clark
		Name:	Geoffrey G. Clark
		Title:	Director

SPH GRD HOLDINGS, LLC

By: Starr Investment Holdings, LLC, its managing member

	By:	/s/ Geoffrey G. Clark
		Name:	Geoffrey G. Clark
		Title:	Senior Managing Director

STARR INVESTMENT FUND II, LLC

	By:	/s/ Geoffrey G. Clark
		Name:	Geoffrey G. Clark
		Title:	President

STARR INVESTMENT HOLDINGS, LLC

By:	/s/ Geoffrey G. Clark
	Name:	Geoffrey G. Clark
	Title:	Senior Managing Director

SPH CAV I, LLC

By:	/s/ Geoffrey G. Clark
	Name:	Geoffrey G. Clark
	Title:	Senior Managing Director